Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities [redacted] and Exc[redacted]	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrze Executi Supervi	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM F	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	30 August 2005	*No of sheets:*	2

Current report 45/2005

On 30 August 2005 the Management Board of KGHM Polska Miedź S.A. passed the adjusted Budget for 2005 and the Assumptions to the Technical-Economic Plan for the years 2005-2009. These documents will be presented for confirmation by the Supervisory Board at its meeting planned for 12 September 2005.

On 31 August 2005 the Management Board of the Company will present its main assumptions to the draft adjusted Budget for 2005 and basic assumptions to the Technical-Economic Plan for the years 2005-2009 during a planned meeting with Polish retirement and investment funds.

The adjusted Budget assumes the achievement of revenues from the sale of products, goods for resale and materials of PLN 7 217 mln and net profit of PLN 1 920 mln. This means an increase in the projected amounts, respectively, by 21.6% and 103.6%, mainly due to better-than-projected macroeconomic conditions as respects metals prices. The adjusted Budget for 2005 includes a previously-unreflected accounting of shares in subordinated entities using the equity method.

The assumptions to the adjusted Budget for 2005 are presented in the table below:

	Unit	Budget 2005 *	Adjusted Budget 2005 **	Change
Revenues from the sale of products, goods for resale and materials	mln PLN	5 936	7 217	+1 281
Net profit	mln PLN	943	1 920	+977
Average annual electrolytic copper prices	USD/t	2 550	3 200	+650
Average annual metallic silver prices	USD/kg	187	222	35
Average annual exchange rate	PLN /USD	3.30	3.30	none
Electrolytic copper production	'000 t	552	552	none
Metallic silver production	t	1 219	1 230	+11

Exemption number: 82 4639

Total unit electrolytic copper production cost	PLN/t	7 180	7 450	+270
	USD/t	2 175	2 258	+83
Expenditures for the purchase and construction of fixed assets	mln PLN	634	659	+25

* Confirmed by the Supervisory Board of KGHM Polska Miedź S.A. on 20 December 2004 (current report dated 21 December 2004)

** Passed by the Management Board of KGHM Polska Miedź S.A. on 30 August 2005

The increase in the assumed unit electrolytic copper production cost by 3.8% is mainly due to an increase in labor costs (among others due to the payment of statutorily-mandated additional wages for work performed on Sundays and holidays, to an adjustment of employment in the Divisions of the Company and to an increase in wage charges) and to the processing of external concentrates and the higher value of fuels consumed. The Technical-Economic Plan for the years 2005-2009 assumes a reduction of costs in future years.

Basic assumptions to the Technical-Economic Plan for the years 2005-2009 are presented in the table below:

	Unit	2005	2006	2007	2008	2009
Average annual electrolytic copper prices	USD/t	3 200	2 650	2 200	2 200	2 200
Average annual metallic silver prices	USD/kg	222	209	177	177	177
Expenditures for the purchase and construction of fixed assets	mln PLN	659	841	986	888	576

In addition, it is assumed that electrolytic copper production will remain at the current level in the years 2005-2009, i.e. at the level of 552-553 thousand tonnes, and that, in accordance with approved Company principles for the development of multi-year plans, a fixed exchange rate of 3.30 USD/PLN has been assumed for the entire planning period.

It is assumed that in the years 2005 – 2009 the decrease in costs due to the realisation of investments will amount to PLN 559 PLN/t Cu.

The Management Board of the Company considers it to be of particular importance that the good results achieved by KGHM Polska Miedź S.A. should also lead to benefits for shareholders.

Assuming that no unforeseen circumstances arise, and reflecting the economic and financial condition of the Company, the Management Board will recommend the payment of an annual dividend of up to 30% of Company profit after tax. This policy will be periodically revised depending on the financial condition of the Company.

Legal basis:
art.81, section 1, point 2 of the Securities Act of 21 August 1997 – Journal of Laws Nr 111/2005, item 937 with later changes.

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Marek Szczerbiak